COMMENTS RECEIVED ON SEPTEMBER 11, 2017

FROM KIM BROWNING

FIDELITY ADVISOR SERIES VII (File Nos. 002-67004 and 811-03010)

Fidelity Advisor Biotechnology Fund, Fidelity Advisor Communications Equipment Fund, Fidelity Advisor Consumer Discretionary Fund, Fidelity Advisor Energy Fund, Fidelity Advisor Financial Services Fund, Fidelity Advisor Global Real Estate Fund, Fidelity Advisor Health Care Fund, Fidelity Advisor Industrials Fund, Fidelity Advisor Real Estate Fund, Fidelity Advisor Semiconductors Fund, Fidelity Advisor Technology Fund, Fidelity Advisor Utilities Fund

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Finance Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Energy Portfolio, Energy Service Portfolio

Environment and Alternative Energy Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Health Care Services Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Equipment and Systems Portfolio, Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Semiconductors Portfolio, Software and IT Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Portfolio, Wireless Portfolio, Fidelity Flex Real Estate Fund, Fidelity International Real Estate Fund, Fidelity Real Estate Investment Portfolio, Fidelity Telecom and Utilities Fund

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity MSCI Consumer Discretionary Index ETF, Fidelity MSCI Consumer Staples Index ETF, Fidelity MSCI Energy Index ETF, Fidelity MSCI Financials Index ETF, Fidelity MSCI Health Care Index ETF, Fidelity MSCI Industrials Index ETF, Fidelity MSCI Information Technology Index ETF, Fidelity MSCI Materials Index ETF, Fidelity MSCI Telecommunication Services Index ETF, Fidelity MSCI Utilities Index ETF, Fidelity MSCI Real Estate Index ETF, Fidelity Core Dividend ETF, Fidelity Dividend ETF for Rising Rates, Fidelity Low Volatility Factor ETF, Fidelity Momentum Factor ETF, Fidelity Quality Factor ETF, Fidelity Value Factor ETF

FIDELITY COMMONWEALTH TRUST (File Nos. 002-52322 and 811-02546)

Fidelity Nasdaq Composite Index Tracking Stock

FIDELITY COMMONWEALTH TRUST II (File Nos. 333-139428 and 811-21990)

Fidelity International Enhanced Index Fund, Fidelity Large Cap Core Enhanced Index Fund, Fidelity Large Cap Growth Enhanced Index Fund, Fidelity Large Cap Value Enhanced Index Fund, Fidelity Mid Cap Enhanced Index Fund, Fidelity Small Cap Enhanced Index Fund

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 002-84130 and 811-03759)

VIP Consumer Discretionary Portfolio, VIP Consumer Staples Portfolio, VIP Energy Portfolio, VIP Financial Services Portfolio, VIP Health Care Portfolio, VIP Industrials Portfolio, VIP Materials Portfolio, VIP Real Estate Portfolio, VIP Technology Portfolio, VIP Telecommunications Portfolio, VIP Utilities Portfolio

PRELIMINARY PROXY STATEMENT FILED ON AUGUST 28, 2017

SHAREHOLDER MEETING DATE DECEMBER 8, 2017

C:

The Staff requests we confirm that all open, bracketed, and/or missing information will be included in the definitive filing.

R:

All required information either already is included or will be added in the definitive proxy filing.

C:

The Staff requests we clarify why we are filing these proxies again for the third time and never went through with the definitive filing on either of the previous proxies.

R:

As a result of unforeseen developments (some of which are reflected in the current filing), it was necessary to delay both the definitive filing and the proxy campaign in general.  We believe we are ready to proceed at this time.

“VOTE REQUIRED: Approval of Proposal 1 requires the affirmative vote of a plurality of the shares of the applicable trust voted in person or by proxy at the Meeting. Approval of Proposals 2, 3, and 4 requires the affirmative vote of a “majority of the outstanding voting securities” of the appropriate fund. Under the Investment Company Act of 1940 (1940 Act), the vote of a “majority of the outstanding voting securities” means the affirmative.”

“VOTE REQUIRED: Approval of Proposal 1 requires the affirmative vote of a plurality of the shares of the trust voted in person or by proxy at the Meeting. Approval of Proposals 2, 3, and 4 requires the affirmative vote of a “majority of the outstanding voting securities” of the appropriate fund. Under the Investment Company Act of 1940 (1940 Act), the vote of a “majority of the outstanding voting securities” means the affirmative vote of the lesser of (a) 67% or more of the voting securities present at the Meeting or represented by proxy if the holders of more than 50% of the outstanding voting securities are present or represented by proxy or (b) more than 50% of the outstanding voting securities. With respect to Proposals 2, 3, and 4, votes to ABSTAIN will have the same effect as votes cast AGAINST the Proposals. With respect to Proposal 1, votes to ABSTAIN will have no effect.”

C:

The Staff requests we include a definition of “plurality” voting.

R:

Plurality voting is a long-established method of voting for trustees/directors.  We believe its meaning is generally understood and, as a result, have not modified the disclosure.

PROPSAL #1 – TO ELECT A BOARD OF TRUSTEES

C:

The Staff requests we discuss the specific qualifications and experience for each of the Trustees.

R:

We believe that the information in Proposal 1 sufficiently describes the diverse experience, attributes, and skills relevant to each nominee’s qualifications to serve as a Trustee. We also call the Staff’s attention to the disclosure under the heading “Board Structure and Oversight Function and Standing Committee of the Funds’ Trustees,” which includes a description of the minimum qualifications that candidates for trustee must possess.

Brokerage and Investment Management Portfolio, Medical Equipment and Systems Portfolio, Semiconductors Portfolio, Fidelity Advisor Semiconductors Fund

PROPSAL #2 – TO ELIMINATE A FUNDAMENTAL INVESTMENT POLICY

“For each of Brokerage and Investment Management Portfolio, Medical Equipment and Systems Portfolio, Semiconductors Portfolio, and Fidelity Advisor Semiconductors Fund, the Board has approved certain changes to the fund’s name test policy and certain related changes to the funds, as set forth below, that will take effect only if shareholders approve the proposal to eliminate the fund’s fundamental “invest primarily” policy. Shareholders are not being asked to approve these changes directly, but rather if shareholders approve the elimination of a fund’s fundamental “invest primarily” policy, the investment adviser will implement these changes.”

C:

The Staff requests we confirm each fund does not have a self-imposed policy to change its respective name or to make other related changes. The Staff asks that we confirm all changes are included in the proxy.

R:

All changes that have been approved by the Board of Trustees are disclosed in the proxy statement and no other changes are presently under consideration.  Any subsequent policy changes would be evaluated and implemented consistent with all legal requirements.

Brokerage and Investment Management Portfolio

PROPSAL #2 – TO ELIMINATE A FUNDAMENTAL INVESTMENT POLICY

“These companies may include, for example, investment management firms; institutions providing custody services; investment banks; brokerage and asset management firms; financial exchanges for securities, commodities, derivatives and other financial instruments; and other financial institutions engaged in capital markets including providers of financial decision support tools, products, and ratings.”

C:

The Staff requests we add “primarily” prior to the underlined disclosure above.

R:

The requested change will be made.

Medical Equipment and Systems Portfolio

PROPSAL #2 - TO ELIMINATE A FUNDAMENTAL INVESTMENT POLICY

“The fund normally invests at least 80% of its assets in securities of companies principally engaged in research, development, manufacture, distribution, supply or sale of medical equipment, [and] devices, and related technologies, companies enabling drug discovery, and companies providing information technology services primarily to health care providers.”

C:

The Staff requests that we use a more specific term than “enabling”, such as “principally engaged”.

R:

The Fund believes that the use of the term “enabling” accurately describes its strategy because it includes investments in companies whose products are utilized by others to assist in drug discovery. As a result, we believe the existing disclosure is both accurate and sufficient.

Medical Equipment and Systems Portfolio

PROPSAL #2 – TO ELIMINATE A FUNDAMENTAL INVESTMENT POLICY

“These companies may include, for example, manufacturers of health care equipment and supplies including drug delivery systems and eye care products, firms providing services directly related to the pharmaceutical and biotechnology industries, and companies providing applications, systems and/or data processing software, and IT consulting services and tools primarily to doctors, hospitals and health care businesses.” (Proposed additional language is underlined)

C:

The Staff requests we add “primarily” as indicated above.

R:

The Fund believes its existing disclosure accurately reflects its strategy to invest in these companies without giving effect to the extent to which the company’s customer base may be comprised of doctors, hospitals and health care businesses.

Semiconductors Portfolio, Fidelity Advisor Semiconductors Fund

PROPSAL #2 - TO ELIMINATE A FUNDAMENTAL INVESTMENT POLICY

“The fund normally invests at least 80% of its assets in securities of companies principally engaged in the design, manufacture, or sale of semiconductors and semiconductor equipment [electronic components (semiconductors, connectors, printed circuit boards and other components)]; equipment vendors to semiconductor and electronic component manufacturers; semiconductor and electronic component distributors; and related instruments and systems vendors [electronic instruments and electronic systems vendors].

These companies may include, for example, manufacturers of [semiconductor and] semiconductor equipment [manufacturers and manufacturers of electronic equipment, instruments or components] and related products, including solar modules and cells and the raw material and equipment used in the solar power industry.”

C:

The Staff requests we revise the 80% policy as each fund should be investing 80% in semiconductors.

R:

The 80% policy will be revised as follows:

The Fund normally invests at least 80% of its assets in securities of companies principally engaged in the design, manufacture, or sale of semiconductors and semiconductor equipment.

Semiconductors Portfolio, Fidelity Advisor Semiconductors Fund

PROPSAL #2 - TO ELIMINATE A FUNDAMENTAL INVESTMENT POLICY

“The fund normally invests at least 80% of its assets in securities of companies principally engaged in the design, manufacture, or sale of semiconductors and semiconductor equipment [electronic components (semiconductors, connectors, printed circuit boards and other components)]; equipment vendors to semiconductor and electronic component manufacturers; semiconductor and electronic component distributors; and related instruments and systems vendors [electronic instruments and electronic systems vendors].

These companies may include, for example, manufacturers of [semiconductor and] semiconductor equipment [manufacturers and manufacturers of electronic equipment, instruments or components] and related products, including solar modules and cells and the raw material and equipment used in the solar power industry.”

C:

The Staff requests that we remove all references to electronics.

R:

See above response.

Fidelity Advisor Financial Services Fund, Fidelity Advisor Health Care Fund, Banking Portfolio, Financial Services Portfolio, Natural Resources Portfolio, Fidelity MSCI Industrials Index ETF, and Fidelity Nasdaq Composite Index® Tracking Stock, VIP Financial Services Portfolio

PROPSAL #4 - TO CHANGE THE FUND FROM A DIVERSIFIED FUND TO A NON-DIVERSIFIED FUND

“If shareholders approve this proposal, the investment adviser may operate each fund as non-diversified or it may not. The investment adviser will reserve the freedom of action to operate the fund as non-diversified only if and when the investment adviser believes it would be in shareholders’ best interests to do so, provided that if the investment adviser does not operate the fund as non-diversified within three years of shareholder approval, 1940

Act rules will require the investment adviser to again seek shareholder approval to reserve the freedom of action to operate the fund as non-diversified.”

C:

The Staff requests that we explain how it is permissible under the securities laws to switch back and forth between diversified and non-diversified. The Staff also noted that we need to comply with the stated diversification.

R:

We believe that the disclosure is consistent with Section 13(a)(1) of the Investment Company Act of 1940 and Rule 13a-1 thereunder. Section 13(a)(1) prohibits a diversified fund from becoming non-diversified, but not vice versa, without shareholder approval. Rule 13a-1 provides that a fund may change its subclassification from diversified to non-diversified without shareholder approval provided that (i) the fund was registered as non-diversified (or, if not, legally became non-diversified at a later date); (ii) following registration and within three years prior to the change from diversified to non-diversified, the fund became diversified; and (iii) at the time the fund became diversified, the fund’s registration statement did not state that the fund intended to become a diversified fund. Rule 13a-1 therefore recognizes that, notwithstanding a fund’s designation as non-diversified, it may operate as a diversified fund for a period of less than three years without requiring shareholder approval to operate as non-diversified thereafter. In this regard, diversification is unlike concentration, where a fund generally cannot reserve the freedom to concentrate or not concentrate. Accordingly, we have not modified the disclosure.

Fidelity Advisor Financial Services Fund, Fidelity Advisor Health Care Fund, Banking Portfolio, Financial Services Portfolio, Natural Resources Portfolio, Fidelity MSCI Industrials Index ETF, and Fidelity Nasdaq Composite Index® Tracking Stock, VIP Financial Services Portfolio

PROPSAL #4 – TO CHANGE THE FUND FROM A DIVERSIFIED FUND TO A NON-DIVERSIFIED FUND

“In order to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended, the fund currently intends to comply with certain diversification limits imposed by Subchapter M.”

C:

The Staff requests we confirm that we will comply with the diversification limits imposed by Subchapter M.

R:

We confirm that we intend to comply with the diversification limits imposed by Subchapter M.

Fidelity Advisor Financial Services Fund, Fidelity Advisor Health Care Fund, Banking Portfolio, Financial Services Portfolio, Natural Resources Portfolio, Fidelity MSCI Industrials Index ETF, and Fidelity Nasdaq Composite Index® Tracking Stock, VIP Financial Services Portfolio

PROPOSAL #4 - TO CHANGE THE FUND FROM A DIVERSIFIED FUND TO A NON-DIVERSIFIED FUND

“The proposal would, as a legal matter, also allow each fund to hold a greater number of over 10% positions in the voting securities of an issuer. The investment adviser does not currently expect that approval of this proposal will materially affect the way in which the fund is managed with regard to the number of over 10% positions.”

C:

The Staff requests we clarify how the strategies will change. The Staff requests we explain how the funds will operate as non-diversified funds because the strategies are not changing.

R:

Under the definition set forth in the Investment Company Act of 1940, a “diversified” fund must invest at least 75% of its assets so that, with certain exclusions, (i) no more than 5% of its total assets is invested in the securities of any one issuer; and (ii) the fund holds no more than 10% of the outstanding voting securities of an issuer. Each fund seeks to operate as non-diversified primarily for the purpose of taking positions inconsistent with component (i) of this definition, rather than component (ii). Accordingly, the disclosure states that approval of the proposal is not expected to have a material effect on the way in which a fund is managed with regard to the number of over 10% positions. Because we believe this is clear as drafted, we have not modified the disclosure.

VIP Consumer Discretionary Portfolio, VIP Consumer Staples Portfolio, VIP Energy Portfolio, VIP Financial Services Portfolio, VIP Health Care Portfolio, VIP Industrials Portfolio, VIP Materials Portfolio, VIP Real Estate Portfolio, VIP Technology Portfolio, VIP Telecommunications Portfolio, VIP Utilities Portfolio

C:

The Staff notes we are using the term “shareholder” and “VIP product” interchangeably. The Staff requests we confirm the usage is appropriate and asks that we explain the difference.

R:

We have revised the proxy statement disclosure as follows (underlined language added):

Shares of the trust are currently sold only to life insurance companies. Each company holds its shares in a separate account (the Variable Account), which serves as the funding vehicle for its variable insurance products. In accordance with its view of present applicable law, each company will vote its shares held in its respective Variable Account at the Meeting in accordance with instructions received from persons having a voting interest in the Variable Account. Those persons who have a voting interest at the close of business on October 10, 2017, will be entitled to submit instructions to their company. For ease of reference, persons with a voting interest in a Variable Account may be referred to as “shareholders” in this Proxy Statement.

COMMENTS RECEIVED ON OCTOBER 4, 2017

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES VII (File Nos. 002-67004 and 811-03010)

Fidelity Advisor Biotechnology Fund, Fidelity Advisor Communications Equipment Fund, Fidelity Advisor Consumer Discretionary Fund, Fidelity Advisor Energy Fund, Fidelity Advisor Financial Services Fund, Fidelity Advisor Global Real Estate Fund, Fidelity Advisor Health Care Fund, Fidelity Advisor Industrials Fund, Fidelity Advisor Real Estate Fund, Fidelity Advisor Semiconductors Fund, Fidelity Advisor Technology Fund, Fidelity Advisor Utilities Fund

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Finance Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Energy Portfolio, Energy Service Portfolio

Environment and Alternative Energy Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Health Care Services Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Equipment and Systems Portfolio, Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Semiconductors Portfolio, Software and IT Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Portfolio, Wireless Portfolio, Fidelity Flex Real Estate Fund, Fidelity International Real Estate Fund, Fidelity Real Estate Investment Portfolio, Fidelity Telecom and Utilities Fund

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity MSCI Consumer Discretionary Index ETF, Fidelity MSCI Consumer Staples Index ETF, Fidelity MSCI Energy Index ETF, Fidelity MSCI Financials Index ETF, Fidelity MSCI Health Care Index ETF, Fidelity MSCI Industrials Index ETF, Fidelity MSCI Information Technology Index ETF, Fidelity MSCI Materials Index ETF, Fidelity MSCI Telecommunication Services Index ETF, Fidelity MSCI Utilities Index ETF, Fidelity MSCI Real Estate Index ETF, Fidelity Core Dividend ETF, Fidelity Dividend ETF for Rising Rates, Fidelity Low Volatility Factor ETF, Fidelity Momentum Factor ETF, Fidelity Quality Factor ETF, Fidelity Value Factor ETF

FIDELITY COMMONWEALTH TRUST (File Nos. 002-52322 and 811-02546)

Fidelity Nasdaq Composite Index Tracking Stock

FIDELITY COMMONWEALTH TRUST II (File Nos. 333-139428 and 811-21990)

Fidelity International Enhanced Index Fund, Fidelity Large Cap Core Enhanced Index Fund, Fidelity Large Cap Growth Enhanced Index Fund, Fidelity Large Cap Value Enhanced Index Fund, Fidelity Mid Cap Enhanced Index Fund, Fidelity Small Cap Enhanced Index Fund

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 002-84130 and 811-03759)

VIP Consumer Discretionary Portfolio, VIP Consumer Staples Portfolio, VIP Energy Portfolio, VIP Financial Services Portfolio, VIP Health Care Portfolio, VIP Industrials Portfolio, VIP Materials Portfolio, VIP Real Estate Portfolio, VIP Technology Portfolio, VIP Telecommunications Portfolio, VIP Utilities Portfolio

PRELIMINARY PROXY STATEMENT FILED ON AUGUST 28, 2017

SHAREHOLDER MEETING DATE DECEMBER 8, 2017

Semiconductors Portfolio, Fidelity Advisor Semiconductors Fund

PROPSAL #2 - TO ELIMINATE A FUNDAMENTAL INVESTMENT POLICY

“The fund normally invests at least 80% of its assets in securities of companies principally engaged in the design, manufacture, or sale of semiconductors and semiconductor equipment [electronic components (semiconductors, connectors, printed circuit boards and other components)]; equipment vendors to semiconductor and electronic component manufacturers; semiconductor and electronic component distributors; and related instruments and systems vendors [electronic instruments and electronic systems vendors].

These companies may include, for example, manufacturers of [semiconductor and] semiconductor equipment

[manufacturers and manufacturers of electronic equipment, instruments or components] and related products, including solar modules and cells and the raw material and equipment used in the solar power industry.”

C:

The Staff requests that we remove references to the solar industry in the example company list.

R:

The example company disclosure will be revised as follows:

These companies may include, for example, manufacturers of semiconductor equipment and related products.